SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                    Filed by a registered holding company or
                       subsidiary thereof pursuant to Rule
                     20(d) adopted under the Public Utility
                          Holding Company Act of 1935.

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

     1. Type of security or securities.

           Promissory Note (Note)

     2. Issue, renewal or guaranty.

            Issue

     3. Principal amount of each security.

           Not to exceed $59,000,000 in aggregate principal amount

     4. Rate of interest per annum of each security.

           0%

     5. Date of issue, renewal or guaranty of each security.

           October 29, 2003

     6. If renewal of security, give date of original issue.

           Not Applicable

     7. Date of maturity of each security.

           Borrowings under the Note are to be repaid over a ten-year period from the initial borrowing.

     8. Name of persons to whom each security was issued, renewed or guaranteed.

           South Carolina Transportation Infrastructure Bank (Bank)



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     9. Collateral given with each security, if any.

           Not Applicable

     10. Consideration received for each security.

           Not Applicable

     11. Application of proceeds of each security.

           Borrowings from the Bank are to be used to construct a roadbed for the South Carolina Department of Transportation in connection with the Lake Murray Dam remediation project.

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b)

b. the provisions contained in the fourth sentence of Section6(b)

c. the provisions contained in any rule of the commission other than Rule 48 X

     13.    If the security or securities are exempt from the provisions of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable

     14.    If the security or securities are exempt from the provisions of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not applicable

     15.    If the security or securities are exempt from the provisions of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52


                                     South Carolina Electric & Gas Company


                                     By:      s/ James E. Swan, IV
                                              ---------------------------------
                                              James E. Swan, IV
                                              Controller

Dated:   November 10,  2003